U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 13, 2013

VIA EDGAR TRANSMISSION

Vincent J. DiStefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST (File Nos. 333-86348; 811-21079)
Post-Effective Amendment No. 48
Hatteras Long/Short Debt Fund – Class C

Dear Mr. DiStefano:

This correspondence responds to comments Hatteras Alternative Mutual Funds Trust (the “Trust”) received from you with respect to Post-Effective Amendment No. 48 (“PEA 48”) to the Trust’s Registration Statement on Form N-1A with respect to the registration of Class C shares of the Hatteras Long/Short Debt Fund (the “Fund”).

In connection with this response to your comments, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Trust’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus Comments

1.     If the Adviser has the ability to recoup waived fees or reimbursed expenses, please note that recoupment right in footnote #2 to the fee and expense table.

Response: The following disclosure has been added to the above-referenced footnote: “The Advisor is permitted to recoup waived fees and expense reimbursements made during the prior three fiscal years, subject to the foregoing expense limits.”

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2.     It is unclear from the disclosure whether the Fund is a feeder fund or a fund-of-funds. If the Fund is a fund-of-funds, please clarify whether the Fund invests in one or in multiple underlying funds. If the Fund invests primarily in one underlying fund, please (i) disclose the name of the underlying fund in the summary portion of the prospectus, (ii) whether the Fund has always invested in that particular underlying fund and (iii) under what circumstances the Adviser may change the underlying fund. If the Fund only invests in one underlying fund, please ensure references to the “underlying fund” are all singular. The use of the plural form may be misleading if the Fund only invests in a single underlying fund. Also, please clarify whether the strategies and risks disclosed in the prospectus are those of the Fund or the underlying fund(s) and how the Fund determines whether to buy or sell shares of an underlying fund.

Response: The Fund is a fund-of-funds structure and not a feeder fund. For clarification, the first sentence under “Principal Investment Strategies” has been revised to read “As a mutual fund of funds, the Hatteras Long/Short Debt Fund pursues its investment objective by investing primarily in a portfolio of one or more affiliated investment companies (such as the Relative Value – Long /Short Debt Portfolio) (the ‘Underlying Funds’).” As currently disclosed, the Fund may invest in one or more affiliated or non-affiliated investment companies based on the determinations of the Adviser from time to time. Because the Underlying Investments may change from time to time, the Registrant respectfully declines to name particular Underlying Investments in which it may invest. Additionally, the Registrant believes the existing disclosure effectively conveys that the disclosure of strategies and risks are those of the Fund, which, as a fund-of-funds, will necessarily reflect the strategies and risks of the Underlying Investments. In particular, please note that the last sentence of the fifth paragraph under “Principal Investment Strategies” currently states “Brief descriptions of the major investment strategies to be employed by one or more of the Underlying Investments are included in the list below.”

3.    Please confirm that only the market value of derivative instruments is used for purposes of calculating the Fund’s compliance with its Rule 35d-1 investment policy.

Response: The Fund confirms it uses the market value of derivative instruments for purposes of calculating the Fund’s compliance with its Rule 35d-1 investment policy.

4.    With respect to the “Short Sale/Put and Call Options Risks” disclosure, please separate the risk disclosure for short sales and options. With respect to the short sales risk disclosure, please disclose that losses with respect to short sales are potentially unlimited.

Response: The above-referenced risk disclosure has been renamed “Hedging Risks”.  The Prospectus already includes additional risk disclosure regarding the use of short sales and options, including the risk of potentially unlimited losses from short sales.

5.    With respect to the “High-Yield Securities Risk” disclosure, please disclose that junk bonds have speculative characteristics.

Response: The requested disclosure has been added.

6.    With respect to the “Swap Agreement Risks” disclosure, please disclose that swaps are subject to counterparty risk.

Response: The requested disclosure has been added.

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7.    Please disclose the specific risks associated with each type of derivative in which the Fund may invest as part of its principal investment strategies. In addition, describe the extent of derivatives exposure of the Fund. See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response: The Registrant believes that the existing disclosure effectively addresses the concerns expressed in the letter from Barry Miller.  In particular, the Registrant notes that, in addition to a general discussion of the risks of investing in derivative instruments, specific risk disclosure has been included regarding the use of options, swap agreements, short sales and futures contracts.

8.    The Fund discloses that it may engage in transactions involving credit default swaps. When the Fund does engage in credit default swaps where the Fund sells protection, please confirm that the Fund will set aside an appropriate amount of segregated assets with respect to the notional value of the swap. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Finally, please note that the Fund may not use the notional value of total return swaps to meet the Rule 35d-1 test previously referenced.

Response: The Fund confirms that it will segregate the notional value of any credit default swaps in which the Fund sells protection and that the Fund will segregate assets as required by Commission or staff guidance.

9.    On page 10, the disclosure states that “the value of fixed-income and fixed–income related securities may be significantly affected by changes in interest rates . . .” Please disclose the risks of fixed-income securities with respect to historically low interest rates.

Response: The following disclosure has been added: “As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Fund’s or Underlying Fund’s exposure to risks associated with rising interest rates.”

10.    Please move the first sentence under “The Underlying Funds” to the summary section.

Response: The requested change has been made.

11.    Under “Additional Investment Risks,” please include disclosure with respect to each principal risk of investing in the Fund, including those referenced in the summary section.

Response: Disclosure with respect to each principal risk of investing in the Fund referenced in the summary section has been added immediately above “Additional Investment Risks”. The Registrant notes that the “Additional Investment Risks” are not considered principal risks of investing in the Fund.

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12.    On page 9 in the SAI, please clarify in the third paragraph under “Futures and Options on Futures” how the Fund complies with Section 18 and Release No. 10666 – does the Fund segregate assets or cover its positions?

Response: The following disclosure has been added to the SAI:

Segregated Accounts

         When the Fund invests in derivative instruments (including swaps), it may be required to segregate cash and/or liquid securities to the extent Fund obligations are not covered or otherwise offset. Generally, if the Fund does not cover its obligations to pay or deliver securities or other assets, the Fund will segregate cash or liquid securities in an amount at least equal to the current amount of the obligation. With respect to investments in futures contracts, the Fund will deposit initial margin and any applicable daily variation margin in addition to segregating cash or liquid securities sufficient to satisfy its obligation to purchase or provide securities or currencies, or to pay the amount owed at the contract’s expiration.

The Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions from time to time articulated by the SEC or its staff regarding asset segregation.

If you have any additional questions or require further information, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Very truly yours,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust

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